SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

BigBand Networks, Inc.

(Name of Subject Company (Issuer))

Amsterdam Acquisition Sub, Inc.

ARRIS Group, Inc.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share	089750509
(Title of class of securities)	(CUSIP number of class of securities)

Lawrence A. Margolis

ARRIS Group, Inc.

3871 Lakefield Drive

Suwanee, Georgia 30024

(678) 473-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

W. Brinkley Dickerson, Jr.

Patrick W. Macken

Troutman Sanders LLP

600 Peachtree St., NE, Suite 5200

Atlanta, Georgia 30308

Tel: (404) 885-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$164,998,577	$18,909

*	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding (i) the product of (x) the offer price of $2.24 net per share in cash and (y) the sum of (A) 72,190,079 shares of common stock, par value $.001 per share, of BigBand Networks, Inc. outstanding as of October 14, 2011 and (B) approximately 300,000 shares of BigBand common stock issuable upon settlement of outstanding restricted stock units that are expected to vest prior to the expiration of the Offer; and (ii) $2,620,800, which is the estimate of the intrinsic value of the outstanding options that were vested as of October 14, 2011 or that are expected to vest prior to the expiration of the Offer (i.e. the excess of $2.24 over the per share exercise price).
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $18,909	Filing Party: Amsterdam Acquisition Sub, Inc.
Form or Registration No.: Schedule TO	Date Filed: October 21, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed on October 21, 2011 (the “Schedule TO”), as amended by Amendment No. 1 filed on November 14, 2011, by Amsterdam Acquisition Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of ARRIS Group, Inc., a Delaware corporation (“Parent”), relating to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of BigBand Networks, Inc., a Delaware corporation (“BigBand”), at a purchase price of $2.24 per share net to the seller in cash, without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 21, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”), copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, as amended by Amendment No. 1, except that certain information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 1. Summary Term Sheet; Item 4. Terms of the Transaction; Item 8. Interest in Securities of Subject Company; Item 11 Additional Information.

Items 1, 4, 8 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text:

“The Offer expired at 12:00 midnight, New York City time, on Friday, November 18, 2011. The Depositary for the Offer has advised Parent and the Purchaser that, as of the expiration of the Offer, an aggregate of 67,103,577 Shares (including approximately 728,324 Shares delivered through notices of guaranteed delivery) were validly tendered to Purchaser and not withdrawn, representing approximately 92.5% of the total outstanding Shares and Shares underlying options to purchase Shares under BigBand’s equity incentive plans that were then exercisable by their terms with a per share exercise price less than the Offer Price. Therefore, the Minimum Condition has been satisfied. All Shares that were validly tendered and not properly withdrawn have been accepted for purchase by the Purchaser. The Purchaser will promptly pay for such Shares at the Offer Price, net to the seller in cash, without interest and less applicable withholding taxes.

Pursuant to the terms of the Merger Agreement, Parent intends to promptly effect a short-form merger of the Purchaser with and into BigBand on November 21, 2011, under Delaware law without the need for a meeting or vote of BigBand stockholders. Upon the effectiveness of the Merger, any Shares not tendered in the Offer (other than Shares owned by Parent, the Purchaser or BigBand or any wholly owned subsidiary of Parent, the Purchaser or BigBand, or Shares that are held by stockholders, if any, who have properly and validly perfected their appraisal rights under Delaware law) will be, by virtue of the Merger, and without any action by the holder thereof, cancelled and converted into the right to receive the same $2.24 in cash per Share, without interest and less any applicable withholding taxes, that was paid in the Offer. As a result of the Merger, BigBand will become a direct, wholly owned subsidiary of Parent.

Following the Merger, the Shares will cease to be traded on the NASDAQ Global Select Market.

The full text of the press release issued by Parent announcing the completion of the Offer is attached hereto as Exhibit (a)(1)(J) and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended by adding the following exhibit:

(a)(1)(J) Press Release issued by Parent on November 21, 2011.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Amsterdam Acquisition Sub, Inc.

By:	/s/ Lawrence A. Margolis
	Name:	Lawrence A. Margolis
	Title:	President

ARRIS Group, Inc.

By:	/s/ Robert J. Stanzione
	Name:	Robert J. Stanzione
	Title:	Chief Executive Officer and Chairman of the Board of Directors

Date: November 21, 2011

INDEX TO EXHIBITS

(a)(1)(A)*	Offer to Purchase, dated as of October 21, 2011.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(F)*	Joint Press Release issued by Parent and BigBand on October 11, 2011 (incorporated by reference to the Schedule TO-C filed by Parent with the SEC on October 11, 2011).

(a)(1)(G)*	Investor Presentation dated October 11, 2011 (incorporated by reference to the Schedule TO-C filed by Parent with the SEC on October 11, 2011).

(a)(1)(H)*	Letter via Electronic Mail from Parent to Employees dated October 11, 2011 (incorporated by reference to the Schedule TO-C filed by Parent with the SEC on October 11, 2011).

(a)(1)(I)*	Summary Advertisement published on October 21, 2011.

(a)(1)(J)	Press Release issued by Parent on November 21, 2011.

(d)(1)*	Agreement and Plan of Merger, dated as of October 10, 2011, among Parent, the Purchaser and BigBand (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Parent with the SEC on October 11, 2011).

(d)(2)*	Tender and Voting Agreement, dated as of October 10, 2011, among Parent, the Purchaser and certain stockholders of BigBand (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Parent with the SEC on October 11, 2011).

(d)(3)*	Confidentiality Agreement, dated as of November 19, 2010, by and between BigBand and Parent.

*	Previously filed.